Exhibit (a)(1)(E)

WNS (Holdings) Limited

Offer to Purchase Eligible Restricted Share Units

WNS (Holdings) Limited has received your election via WNS (Holdings) Limited’s offer website by which you elected to accept or reject WNS (Holdings) Limited’s offer to purchase your eligible restricted share units (“Eligible RSUs”) with respect to all of your outstanding Eligible RSUs for the cash payment of $0.01 per Eligible RSU tendered, subject to the terms and conditions of the Offer to Purchase Eligible Restricted Share Units and Terms of Election (the “Offer”).

Your election has been recorded as follows:

Employee Name	Employee ID	RSU Grant Date	Award Type	Eligible RSUs held	Election	Action Date & Time
Demo User	DEMO1	August 1, 2022	RSUs	100	Accept	July 9th, 2024 8:37 AM Eastern Time

Please refer to the Offer documents, including Section I of the Offer to Purchase Eligible Restricted Share Units, for additional terms. If you have any questions, please direct them to SuperChargeTenderOffer@wns.com.

If you change your mind regarding your election, you may change your election to accept the Offer with respect to all of your Eligible RSUs by selecting “I Accept ” or choose not to accept the Offer by selecting “I Do Not Accept”. However, any election must be made no later than the Expiration Time of the Offer, currently expected to be 5:00 p.m. New York (Eastern Daylight) Time, on August 2, 2024 (unless the Offer is extended).

Only elections that are properly completed and submitted via the Offer Website at https://winstock.wns.com on or before the Expiration Time of the Offer will be accepted. Elections submitted by any other means, including hand delivery, interoffice, email, U.S. mail or Federal Express (or similar delivery service), are not permitted and will not be accepted by us.

Please note that our receipt of your election is not by itself an acceptance of your Eligible RSUs. For purposes of the Offer, we will be deemed to have accepted Eligible RSUs for tender that are validly elected to be tendered and are not properly withdrawn by the Expiration Time. We may issue the notice of acceptance by email or other form of communication.

This notice does not constitute the Offer.

The Offer is being made pursuant to the terms and conditions set forth in WNS (Holdings) Limited’s Tender Offer Statement on Schedule TO and the exhibits attached thereto, including the Offer to Purchase Eligible Restricted Share Units, filed with the Securities and Exchange Commission, which are available free of charge at http://www.sec.gov or on the Offer Website located at: https://winstock.wns.com..

Please do NOT reply to this email. This mailbox is not monitored and you will not receive a response. If you have any questions, please email SuperChargeTenderOffer@wns.com.